RECEIVED

2008 APR 28 A 8:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

082-03846

Our Ref.: CSA/CPA12/20, 24

15th April 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Fi[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08002143

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited : File No. ~~82-1390~~

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose for your attention a copy of an announcement in connection with the Board Meeting of the Company which was published on the websites of The Stock Exchange of Hong Kong Limited and of the Company today.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

PROCESSED
APR 30 2008
THOMSON REUTERS

Encls.

c.c.: Kammy Yuen/ Anna Jia, BONY-HK (w/o encls.) – Fax No. 2877 0863
Judy Kang, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/mc
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - 20 Interim & Final\2007 Final\ltr_SEC US.doc

4/28

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Hong Kong Aircraft Engineering Company Limited (the "Company") will be held at 4:00 p.m. on Tuesday, 5th August 2008 at the registered office of the Company, for the purpose of, among other matters, considering and approving the interim results for the six months ended 30th June 2008 and deciding the recommendation of an interim dividend.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

For and on behalf of
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 15th April 2008

END